Exhibit 2.13

EXECUTION COPY

AMENDMENT NO 1. TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made as of January 31, 2014, by and between Compuware Corporation, a Michigan corporation (“Seller”), and M4 Global Solutions Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“M4” or “Buyer”), as assignee of MEP PX Acquisition LLC, a Delaware limited liability company (“MEP”).  Seller and Buyer are together referred to herein as the “Parties” and individually as a “Party.”    Capitalized terms used in this Amendment without definition shall have the meaning given to such terms in the Purchase Agreement (defined below).

RECITALS

A.           On January 7, 2014, Seller and MEP entered into an Asset Purchase Agreement (the “Purchase Agreement”).

B.            On January 31, 2014, MEP assigned all of its right, title and interest in, to and under the Purchase Agreement to M4, provided that such assignment did not release MEP from its obligations thereunder.

C.            The Purchase Agreement provides for, among other things, the purchase by Buyer and the Buying Affiliates of the Purchased Assets from Seller and the Selling Affiliates and the assumption by Buyer and the Buying Affiliates of the Assumed Liabilities from Seller and the Selling Affiliates.

D.            The Purchase Agreement contemplates that the closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities would occur at a single closing, subject to the terms and conditions thereof.

E.            The Parties desire to amend the Purchase Agreement to provide for multiple closings, based on the jurisdiction in which the relevant Purchased Assets are located, and to make certain other changes to the Purchase Agreement as are set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

1.             Buyer.  The Parties agree that M4 shall be deemed to be the “Buyer”, as such term is defined in the Purchase Agreement, for all purposes hereunder and thereunder, and further acknowledge and agree that MEP’s assignment of its right, title and interest in, to and under the Purchase Agreement did not release MEP from its obligations thereunder (as amended hereby).

2.             Amendment to Section 2.6.  Section 2.6 of the Purchase Agreement is hereby amended to read as follows:

“2.6            Closing Transactions.

(a)            Multiple Closings.  The consummation of the transactions contemplated hereby will occur at multiple closings as described below, with each such closing constituting a separate transaction for all purposes hereunder.

(i)              Initial Closing.  Subject to the satisfaction or waiver of the conditions contained in Sections 3.1 and 3.2, an initial closing (the “Closing”) will occur on January 31, 2014, in the United States, Canada and the Netherlands (each, an “Initial Closing Jurisdiction”).  The date on which the Closing occurs is referred to herein as the “Closing Date”.  At the Closing,  Buyer or its designated Buying Affiliates will purchase from Seller and the Selling Affiliates all of the Purchased Assets of each Business Unit located in the United States, Canada and the Netherlands.

(ii)             Subsequent Closing.  Subject to the satisfaction or waiver of the conditions contained in Section 3.4, one or more additional closings (each, a “Subsequent Closing”) in the jurisdictions other than the Initial Closing Jurisdictions (such other jurisdictions, the “Subsequent Closing Jurisdictions”) will occur as promptly as reasonably practicable following the Closing, at such dates and times as are agreed by the Parties.  The date on which each Subsequent Closing occurs is referred to as the “Subsequent Closing Date”. The term “Closing Jurisdiction” refers to each of the Initial Closing Jurisdictions and each of the Subsequent Closing Jurisdictions.

(iii)           Transfer of Purchased Assets.   At the Closing, in the case of the Initial Closing Jurisdictions, and at the applicable Subsequent Closing,  in the case of each Subsequent Closing Jurisdiction, Buyer and its designated Buying Affiliates will purchase from Seller and the Selling Affiliates, and Seller and the Selling Affiliates will transfer to Buyer and its designated Buying Affiliates all of their right, title and interest in and to, all of the Purchased Assets of each Business Unit located in the applicable Closing Jurisdiction.  For the avoidance of doubt, unless otherwise expressly agreed by the Parties in writing, legal title to Purchased Assets located in a particular Closing Jurisdiction will not be deemed purchased by Buyer or its designated Buying Affiliates, and will not be deemed transferred or sold by Seller and the Selling Affiliates, until the Closing Date, in the case of the Initial Closing Jurisdictions, or the applicable Subsequent Closing Date, in the case of each Subsequent Closing Jurisdiction.  Purchased Contracts to which a Selling Affiliate is a party will be deemed to be located in the jurisdiction in which the Selling Affiliate is organized and has its operations; provided, that, if Seller and one or more Selling Affiliates, or one or more Selling Affiliates, are party to a particular Purchased Contract, (x) the Purchased Contract will be deemed to be a separate Contract of Seller, if applicable, and each such Selling Affiliate, (y) the rights, title and interest of Seller under such Purchased Contract, if applicable, will be deemed located in the United States and transferred at the Initial Closing, and (z) the rights, title and interest of each such Selling Affiliate under such Purchased Contract will be deemed to be located in the jurisdiction in which the Selling Affiliate is organized and has its operations and, subject to Section 2.7, will transfer at the Closing, in the case of Purchased Contracts located in the Initial Closing Jurisdictions, and at the applicable Subsequent Closing, in the case of each Subsequent Closing Jurisdiction.

(iv)          Scheduled Employees. In jurisdictions where local law provides for automatic transfer of employment (“TUPE countries”) the Scheduled Employees will transfer to the Buyer or its applicable designated Buying Affiliate, unless any such Scheduled Employee objects to the transfer of his or her employment in accordance with local law or terminates his or her employment prior to local Closing, and in all other jurisdictions (“Non-TUPE countries”) the Scheduled Employees who accept offers of employment from Buyer or its applicable designated Buying Affiliate will commence employment with Buyer or such Buying Affiliate as follows:

(1)            for Scheduled Employees located in the Netherlands, on February 1, 2014;

(2)            for Scheduled Employees located in the United States and Canada, on March 1, 2014; and

(3)            for Scheduled Employees located in the Subsequent Closing Jurisdictions, on the applicable Subsequent Closing Date for each such jurisdiction.

The date on which a particular Scheduled Employee transfers in TUPE countries or commences employment in Non-TUPE countries, respectively, in accordance with (1), (2) or (3) above is referred to as the “Employment Commencement Date” for such Scheduled Employee. Seller and Buyer shall immediately notify each other of any objection to the transfer of employment, or local equivalent, either may receive from any Scheduled Employee in TUPE countries.

(b)            Location of Closing.  The Closing and each Subsequent Closing shall take place at the offices of Dykema Gossett PLLC, 400 Renaissance Center, Detroit, Michigan 48243, commencing at 9:00 a.m. New York Time on the Closing Date, in the case of the Closing, or the applicable Subsequent Closing Date, in the case of each Subsequent Closing, or at such other place (which may include conducting the Closing remotely through the electronic exchange of documents or in foreign jurisdictions if required or advisable under applicable foreign law) or on such other date and time as may be mutually agreeable to Buyer and Seller.  Seller and Buyer agree to use their respective reasonable best efforts to cause the Closing to occur on January 31, 2014 and the Subsequent Closings on or before March 31, 2014 or as promptly as practicable thereafter.  In furtherance of, and without limiting the foregoing, Buyer hereby agrees to use its reasonable best efforts to cause Subsequent Closing(s) to occur in as many Subsequent Closing Jurisdictions, and with respect to the substantial portion of the remaining Purchased Assets, as is reasonably practicable on or prior to March 31, 2014, and to provide regular updates to Seller regarding the status and anticipated timing of such Subsequent Closings.

(c)            Closing Transactions.

(i)    As to the Closing, and subject to the provisions of Section 2.6(d) and Section 9.4 and the other conditions set forth in this Agreement, the Parties shall consummate the following transactions on the Closing Date:

   (1)            (A) Buyer (or its designee(s)) shall deliver an aggregate amount equal to the Cash Closing Payment to Seller and the Selling Affiliates in exchange for (x) the transfer to Buyer (or its designee(s)) by Seller and the Selling Affiliates of the Purchased Assets that are to be purchased by Buyer (or a Buying Affiliate) on the Closing Date in accordance with Section 2.6(a)(iii) and (y) Seller’s undertaking in Section 2.6(a)(iii) to transfer, and to cause its Selling Affiliates to transfer, the Purchased Assets to be purchased by Buyer (or its designee(s)) at each Subsequent Closing and (B) Buyer (or its designee(s)) shall assume the Assumed Liabilities that are to be assumed by Buyer (or its designee(s)) at the Closing in accordance with Section 2.2; and

   (2)            The Parties shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such Person under Sections 3.1 and 3.2.

(ii)    As to each Subsequent Closing, and subject to the provisions of Section 2.6(d) and Section 9.4 and the other conditions set forth in this Agreement, the Parties shall consummate the following transactions on the applicable Subsequent Closing Date:

   (1)            (A) Seller and the Selling Affiliates shall transfer to Buyer (or its designee(s)) the Purchased Assets that are to be purchased by Buyer (or its designee(s)) at such Subsequent Closing, (B) Seller shall cause the applicable portion of the Closing Cash Payment that was paid at the Closing to be delivered or otherwise allocated to the Selling Affiliates who are transferring Purchased Assets to Buyer (or its designee(s)) in the Subsequent Closing in accordance with the Allocation Schedule and (C) Buyer (or its designee(s)) shall assume the Assumed Liabilities that are to be assumed by Buyer (or its designee(s)) at the Subsequent Closing in accordance with Section 2.2.

   (2)            The Parties shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such Person under Section 3.4.

(d)            Affiliate Assets.  The sale, transfer, assignment and delivery of the Affiliate Purchased Assets and the assumption of the Affiliate Assumed Liabilities of each Selling Affiliate by Buyer or a Buying Affiliate will be consummated at the Closing, in the case of the Initial Closing Jurisdictions, or at the applicable Subsequent Closing, in the case of each Subsequent Closing Jurisdiction, hereunder and will be effected pursuant to a short-form asset purchase agreement, to be mutually agreed to by the Parties and consistent with the general terms and conditions set forth in this Agreement (each, an “Affiliate Asset Purchase Agreement”) on a country-by-country basis (or otherwise for certain transfers of Intellectual Property, Purchased Contracts or any other Purchased Asset or item thereof) as designated by Buyer.  Each Affiliate Asset Purchase Agreement shall be in substantially the same form as the form of Affiliate Asset Purchase Agreement attached hereto as Exhibit B, except (as Buyer and Seller shall reasonably agree) for (i) the deletion of provisions which are inapplicable to such Selling Affiliate or Buying Affiliate, the Affiliate Purchased Assets or the Affiliate Assumed Liabilities covered by such agreement, (ii) such changes as may be necessary to satisfy the requirements of applicable local law (including any applicable Tax laws) (e.g. translation into local language or execution of a notarial deed instead of the Affiliate Asset Purchase Agreement), (iii) such changes as may be reasonably agreed upon by Buyer and Seller regarding employees and employee benefits and compensation matters in order to adapt such agreement to the particular circumstances of the relevant Selling Affiliate, Buying Affiliate and country, provided that such changes shall be consistent with the principles underlying the corresponding provisions of this Agreement, (iv) such changes as are reasonably appropriate to give effect to the provisions of Section 9.4, and the related provisions of this Section 2.6(d), if applicable, and (v) such other changes as may be reasonably agreed to by Seller and Buyer; provided that the sale of all Intellectual Property shall be effected pursuant to that certain Bill of Sale and Assignment Agreement or such other form of Intellectual Property assignment documents as are reasonably agreed by Buyer and Seller.  Notwithstanding the foregoing, Seller shall be fully responsible for all obligations, including indemnification obligations, with respect to its respective Selling Affiliates that may arise under this Agreement or any of the Affiliate Asset Purchase Agreements. Any breach by a Selling Affiliate of any provision hereunder or under an Affiliate Asset Purchase Agreement shall be deemed a breach by the Seller.  The Seller shall be liable for any obligations hereunder or under any Affiliate Asset Purchase Agreement. In the event of any inconsistencies between any Affiliate Asset Purchase Agreement and this Agreement, the terms of this Agreement will control.

(e)            Buying Affiliates. Buyer shall be entitled to designate one or more Affiliates of Buyer to (i) purchase specified Purchased Assets (including specified Purchased Contracts), (ii) assume specified Assumed Liabilities, and/or (iii) employ identified Scheduled Employees on and after the applicable Employment Commencement Date in Non-TUPE countries while all Scheduled Employees in TUPE countries will automatically transfer to the Buying Affiliate purchasing the Purchased Assets forming the relevant operation (any Person that shall be properly designated by Buyer in accordance with this clause, a “Buying Affiliate”).  No such designation shall relieve Buyer of any of its obligations hereunder. Notwithstanding the foregoing, Buyer shall be fully responsible for all obligations, including indemnification obligations, with respect to its respective Buying Affiliates that may arise under this Agreement or any of the Affiliate Asset Purchase Agreements. Any breach by a Buying Affiliate of any provision hereunder or under an Affiliate Asset Purchase Agreement shall be deemed a breach by the Buyer.  The Buyer shall be liable for any obligations hereunder or under any Affiliate Asset Purchase Agreement.”

3.            Amendments Relating to Section 2.6.

(a)            References to “the Closing” or “the Closing Date”, as applicable, in the following Sections of the Purchase Agreement (and, in the case of Section 1.1 of the Purchase Agreement, the following defined terms) shall be deemed amended hereby to read “the Closing, in the case of the Initial Closing Jurisdictions, or the applicable Subsequent Closing,  in the case of each Subsequent Closing Jurisdiction,” and “the Closing Date, in the case of the Initial Closing Jurisdictions, or the applicable Subsequent Closing Date, in the case of each Subsequent Closing Jurisdiction”, respectively:

(i)    Section 1.1: Affiliate Assumed Liabilities, Affiliate Purchased Assets, Indebtedness, Pre-Closing Tax Period, Straddle Period

(ii)    Sections 2.1(a)(viii), 2.1(a)(ix), 2.1(b), 4.1 (other than 4.1(i) or (k)) 9.1(a), 9.1(c) and 9.2

(b)            References to “the Closing” or the “Closing Date”, as applicable, in the following Sections of the Purchase Agreement (and, in the case of Section 1.1, the following defined terms) shall be deemed amended hereby to read “the Employment Commencement Date”:

(i)    Section 1.1: Employment Liabilities.

(ii)    Sections 4.1(i) and 4.1(k)

(c)            For the avoidance of doubt, and notwithstanding anything else in this Amendment, the Purchase Agreement (including without limitation Schedule 2.1(b)(xiii) thereto), or any Affiliate Asset Purchase Agreement, any tax credits, whether in Canada or elsewhere, arising in connection with expenses paid, directly or indirectly, pursuant to this Amendment, the Purchase Agreement or any Affiliate Asset Purchase Agreement or otherwise, by Buyer or a Buying Affiliate shall be included as a Purchased Asset and shall not be included as an Excluded Asset.

(d)            Notwithstanding any other provision to the contrary contained herein or in the Purchase Agreement, (i) to the extent not otherwise reimbursed under the terms and conditions of the Transition Services Agreement, Buyer will reimburse Seller and the Selling Affiliates for all costs and expenses incurred by Seller and the Selling Affiliates in connection with Seller and the Selling Affiliates’ ownership and utilization of the Purchased Assets in the operations of the Business Units, as directed by the Buyer, and the continued employment of Scheduled Employees following the Closing, as contemplated by Section 2.7, Exhibit C and Section 9.9(e), until such time as such Purchased Assets and Scheduled Employees transfer to Buyer or any Buying Affiliate, and (ii) Buyer agrees to indemnify, defend and hold each Seller Party harmless from any Loss arising out of or resulting from such utilization and employment, including for any Liabilities that would have otherwise constituted Assumed Liabilities had they been assumed at the Closing, or from Seller’s continued ownership of any Purchased Assets following the Closing; provided that in no event shall Buyer have any obligation to reimburse or indemnify, defend or hold any Seller Party harmless for any Losses for, or arising out of, any non-operating expenses or any non-cash impact on Seller’s financial condition or results of operations, any reduction in the price of the Seller’s stock, any stockholder lawsuit, Seller’s reporting obligations under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the “Securities Laws”), or under applicable stock exchange rules, or the content and substance of any disclosure made in any filings under the Securities Laws including pursuant to Regulation S-X and Regulation S-K promulgated thereunder. Any payment made pursuant to the foregoing indemnification obligation of Buyer shall be reduced by any net insurance proceeds realized by and paid to any Seller Party in respect of such claim (determined after giving effect to any increase in premiums resulting therefrom).

(e)            Notwithstanding the fact that there will be Subsequent Closings, and subject to Section 3(d) of this Amendment, the Parties agree that for all economic purposes they will deem that all Subsequent Closings occurred on January 31, 2014, and that all benefits and burdens of ownership of the Purchased Assets in all jurisdictions, including all profits and losses from operations after January 31, 2014, shall belong to Buyer and Buying Affiliates.

4.               Amendment to Section 2.1(a).  The first paragraph of Section 2.1(a) of the Purchase Agreement is hereby amended to read as follows:

“2.1            Purchase of Assets.

 (a)            On the terms and subject to the conditions contained in this Agreement, including Section 2.6(a)(iii), on the Closing Date, in the case of the Initial Closing Jurisdictions, and on the applicable Subsequent Closing Date, in the case of each Subsequent Closing Jurisdiction, Buyer shall (or shall cause one or more of its Buying Affiliates to) purchase or be assigned and assume from the applicable Seller or Selling Affiliate, and Seller shall, and shall cause the Selling Affiliates to, sell, convey, assign, transfer and deliver, free and clear of all Liens (except for any Permitted Liens), all of Seller’s and the Selling Affiliates’ right, title and interest, as of the Closing Date, in the case of the Initial Closing Jurisdictions, and on the applicable Subsequent Closing Date, in the case of each Subsequent Closing Jurisdiction, in and to (x) all benefits and rights (including rights in respect of past, present or future non-performance or breach) under the Purchased Contracts, (y) all of the other assets, properties and rights (other than Contracts) that are primarily related to, or primarily used or held for use  in connection with, the Acquired Business, except for the Excluded Assets, and (z) such other assets, properties and rights expressly identified in clauses (i) – (xv) of this Section 2.1 ((x), (y) and (z), collectively, the “Purchased Assets”).  The Purchased Assets include the following:”

5.               Amendment to Section 2.2.  Section 2.2 of the Purchase Agreement is hereby amended to read as follows, and Schedule 2.2(a)(ii) is amended to read as set forth on Schedule 2.2(a)(ii) hereto:

“2.2            Assumed Liabilities; Excluded Liabilities.

 (a)            Assumed Liabilities.  From and after the Closing, in the case of the Initial Closing Jurisdictions, or the applicable Subsequent Closing, in the case of each Subsequent Closing Jurisdiction,  Buyer shall (or shall cause one or more of the Buying Affiliates to) assume and agree to pay, defend, discharge and perform as and when due following Closing, in the case of the Initial Closing Jurisdictions, or following the applicable Subsequent Closing, in the case of each Subsequent Closing Jurisdiction, (pending resolution of any good faith dispute then existing with the other contracting party to any Purchased Contract) only the following specific Liabilities of Seller and the Selling Affiliates (the “Assumed Liabilities”):  (i) subject to Section 2.7, all continuing obligations and Liabilities (including required maintenance, professional services obligations and payment obligations) that are first required to be performed or paid by Seller or the Selling Affiliates after the Closing or the applicable Subsequent Closing, as applicable, under each Purchased Contract that is to be transferred as of the Closing or the applicable Subsequent Closing, respectively (except to the extent first arising as a result of a breach of, or non-compliance with, the terms of a Purchased Contract prior to the Closing or the applicable Subsequent Closing, as the case may be), (ii) current liabilities of the Acquired Business set forth on Schedule 2.2(a)(ii) incurred in the Ordinary Course of Business and calculated in accordance with GAAP (excluding Tax Liabilities and any Liabilities created as a result of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, including, but not limited to, transaction bonuses or incentives and investment banker and broker fees and expenses), and (iii) such other Liabilities of Seller exclusively related to the Acquired Business and set forth on Schedule 2.2(a)(iii).

 (b)            Excluded Liabilities.  Notwithstanding anything to the contrary contained in this Agreement and regardless of whether such Liability is disclosed herein or on any Schedule, Disclosure Schedule or Exhibit hereto, other than the Assumed Liabilities explicitly set forth in Section 2.2(a), Buyer and the Buying Affiliates will not assume or be liable for any Liability of any kind or nature whatsoever, including but not limited to, the following: (i) those not specifically described in Section 2.2(a) hereof; (ii) those Liabilities arising out of or related to facts, events, transactions, occurrences or actions or inactions arising at or prior to the Closing, in the case of the Initial Closing Jurisdictions, or the applicable Subsequent Closing, in the case of each Subsequent Closing Jurisdiction; (iii) the Employment Liabilities (except to the extent such Liabilities are Assumed Liabilities), including any Employment Liabilities that (A) solely by virtue of applicable law or regulation, constitute Liabilities of Buyer or a Buying Affiliate after the Closing, and (B) in the absence of such law or regulation, would constitute Liabilities of Seller or a Selling Affiliate after the Closing; (iv) those Liabilities resulting from, arising out of, relating to, in the nature of, or caused by (A) all Taxes of Seller and its Affiliates, and any Liabilities for Taxes attributable or related to the Purchased Assets or the Acquired Business with respect to any Pre-Closing Tax Period, including Taxes allocated to Seller or a Selling Affiliate pursuant to Section 9.1 (but, for the avoidance of doubt, not Taxes allocated to Buyer or its Affiliates pursuant to Section 9.1), (B) Indebtedness, (C) any Excluded Asset or Excluded Contract or any intercompany payable or intercompany Liability of any kind or nature (other than intercompany payables or intercompany Liabilities solely between the Business Units) or any obligation with respect to any outstanding checks, (D) any breach of contract or noncompliance under any Excluded Contract or any Purchased Contract (including with respect to the transfer or assignment of Purchased Contracts to Buyer or Buying Affiliate under this Agreement), breach of warranty or product liability, tort, default, infringement, violation of law, warranty claim or other matter, including any third-party claim under a theory of fraudulent conveyance, inadequate consideration or preferential transfer, in each case arising out of facts, events, circumstances, actions or inactions occurring or existing on or prior to the Closing, in the case of the Initial Closing Jurisdictions, or the applicable Subsequent Closing, in the case of each Subsequent Closing Jurisdiction, (E) any litigation, claim, assessment, action, suit, proceeding, order, judgment, decree or investigation of any kind or nature arising out of facts, events, circumstances, actions or inactions occurring or existing on or prior to the Closing, in the case of the Initial Closing Jurisdictions, or the applicable Subsequent Closing, in the case of each Subsequent Closing Jurisdiction, or (F) the service of any Scheduled Employee(s) on or prior to the applicable Employment Commencement Date, non-Scheduled Employee(s), former employee(s) or retiree(s) (or any dependents or beneficiaries thereof) including any Liabilities that Seller or Buyer may incur as a result of the termination of employment of any non-Scheduled Employee or the mandatory hiring and employment by Buyer of any non-Scheduled Employee (including under any legislation in any member state of the European Union implementing Council Directive 2001/23/EC on the safeguarding of employees' rights in the event of transfers of undertakings, businesses or parts of undertakings or businesses or any similar legal obligation), or any benefit plan of any kind or nature sponsored, maintained or contributed to by Seller or any ERISA Affiliate; (v) Seller’s Liabilities under this Agreement, the Disclosure Schedules attached hereto, and the Transaction Documents; or (vi) any Liabilities created as a result of the transactions contemplated herein, including, but not limited to, transaction bonuses and incentives and fees and expenses payable to a broker or finder, but excluding, for the avoidance of doubt, any Transfer Taxes allocated to Buyer and Buying Affiliates pursuant to Section 9.1(a) (collectively, the “Excluded Liabilities”).  For the avoidance of doubt (i) any Assumed Liability shall not be an Excluded Liability and vice versa; and (ii) in no event shall any Liability that would otherwise be considered an Excluded Liability pursuant to this Section 2.2(b) not constitute an Excluded Liability solely by virtue of such Liability first being asserted or becoming absolute, known, accrued or liquidated, after the Closing, in the case of the Initial Closing Jurisdictions, or the applicable Subsequent Closing, in the case of each Subsequent Closing Jurisdiction. For purposes of this Section 2.2, “Seller” shall be deemed to include all of Seller’s Subsidiaries, Affiliates (including the Selling Affiliates), any predecessors to Seller and any person or entity with respect to which Seller is a successor-in-interest (including by operation of law, merger, liquidation, consolidation, assignment, assumption or otherwise). Seller hereby acknowledges that it or a Selling Affiliate is retaining the Excluded Liabilities, and Seller or a Selling Affiliate shall pay, discharge and perform all such Liabilities promptly when due.”

6.                Amendment to Section 2.3(b).  Section 2.3(b) of the Purchase Agreement is hereby amended to read as follows:

“(b)            Payment of Net Purchase Price.  Buyer will pay the Net Purchase Price to Seller and the Selling Affiliates by (i) paying to Seller and the Selling Affiliates in cash at the Closing one hundred twelve million dollars ($112,000,000) (the “Cash Closing Payment”), plus (ii) permitting Seller to retain accounts receivable relating to the Products billed but not paid as of the Closing Date (the “Closing Date Accounts Receivable”), provided that the amount, if any, by which the Final Closing Date Accounts Receivable Amount exceeds twenty-five million dollars ($25,000,000) shall be paid by Seller to Buyer in accordance with the terms and conditions of Section 2.4 hereof.  The allocation of the Cash Closing Payment between the Seller and the Selling Affiliates will be determined based on the Allocation Schedule, it being understood and agreed that in no event will the Cash Closing Payment payable under this Agreement and the Affiliate Asset Purchase Agreements exceed one hundred twelve million dollars ($112,000,000). For purposes of this Agreement, (x) the payment of the Closing Cash Payment at the Closing will be deemed to be a prepayment of the portion of the Closing Cash Payment payable to Seller or any Selling Affiliates in exchange for the Purchased Assets that are to be purchased by Buyer or the applicable Buying Affiliate from Seller or any Selling Affiliates at the applicable Subsequent Closing, in accordance with the Allocation Schedule, (y) except as set forth in the next sentence and except for the obligations of Buyer and the Buying Affiliates to pay Transfer Taxes in accordance with the terms hereof, Buyer and the Buying Affiliates shall have no obligation to deliver any further consideration for the Purchased Assets  conveyed under any Affiliate Asset Purchase Agreement or other Transfer Document at any Subsequent Closing and (z) except as set forth in the next sentence, neither Seller nor any Selling Affiliate shall have any obligation to reimburse or refund to Buyer or any Buying Affiliate any portion of the Cash Closing Payment.  In cases where local law would require Buyer or any Buying Affiliate to pay any additional consideration to Seller or any Selling Affiliate in connection with the purchase of any Purchased Assets, such that the total amount to be paid for all Purchased Assets to Seller and the Selling Affiliates in the aggregate would exceed the Cash Closing Payment, the Seller and the relevant Selling Affiliates as well as the Buyer and the relevant Buying Affiliates shall agree upon an appropriate reimbursement mechanism in respect of any such excess payment.”

7.                Amendment to Section 2.5 and Addition of Schedule 2.5.  Section 2.5 of the Purchase Agreement is hereby amended to read as follows, and Schedule 2.5 to this Amendment shall be deemed to be Schedule 2.5 to the Agreement referenced below:

“2.5         Allocation of Purchase Price.  The Cash Closing Payment and the Assumed Liabilities shall be allocated among the Purchased Assets in accordance with Code Section 1060 and the Treasury Regulations thereunder, consistent with Schedule 2.5 hereto (the “Allocation Schedule”).  Seller and Buyer shall file, and shall cause their respective Affiliates to file, all Tax Returns in a manner consistent with the Allocation Schedule.”

8.                Purchased Contracts.  As to any Purchased Contract that will not be transferred to Buyer or a Buying Affiliate until a Subsequent Closing in accordance with Section 2.6 of the Purchase Agreement, as amended hereby, the Parties agree to treat such Purchased Contracts in a manner consistent with Non-Assignable Contracts (including Non-Assignable Shared Contracts, in the case of any such Purchased Contract that is a Shared Contract) under Section 2.7 of, and Exhibit C to, the Purchase Agreement, including entering into, or causing the applicable Selling Affiliate to enter into, a subcontracting arrangement with respect to each such Purchased Contract as contemplated by Section 2.7(b) of the Purchase Agreement and said Exhibit C.  In no event will Seller or any Selling Affiliate transfer to Buyer or any Buying Affiliate legal title to any Purchased Contract located in a Subsequent Closing Jurisdiction until the Subsequent Closing for such Subsequent Closing Jurisdiction.

9.                Amendment to Section 2.9.  Section 2.9 of the Purchase Agreement is hereby amended to read as follows:

“2.9         Risk of Loss.  Until the Closing, any loss of or damage to the applicable Purchased Assets from fire, casualty or any other occurrence shall be the sole responsibility of Seller or the Selling Affiliates, as applicable, and on and after the Closing, any loss of or damage to the applicable Purchased Assets from fire, casualty or any other occurrence shall be the sole responsibility of Buyer or the Buying Affiliates, as applicable; provided that Seller will pay, or cause the applicable Selling Affiliate to pay, to Buyer any net insurance proceeds realized by and paid to Seller or any such Selling Affiliate in respect of any such loss or damage (determined after giving effect to any increase in premiums resulting therefrom).”

10.            Third Party Consent and Government Approval Conditions. The consents and approvals referenced in Section 3.1(d) of the Purchase Agreement, and the governmental and regulatory filings, authorizations and approvals referenced in Sections 3.1(e) and 3.2(c) of the Purchase Agreement, shall be those that are required for purposes of transferring the Purchased Assets and assuming the Assuming Liabilities to be transferred and assumed at the Closing.

11.            Amendment to Section 3.1(h). Section 3.1(h) of the Purchase Agreement, and the references to Schedules 3.1(h)(A) and 3.1(h)(B) therein, are hereby amended to read “Reserved”, and said Schedules 3.1(h)(A) and 3.1(h)(B) are hereby deleted as Schedules to the Purchase Agreement.

12.            Amendments to Sections 3.1(i)(vi) and 3.2(e)(v).  The first clause of Sections 3.1(i)(vi) and 3.2(e)(v) of the Purchase Agreement is hereby amended to read as follows:
“(vi)            other than this Agreement and the Affiliate Agreements to be delivered in connection with the Subsequent Closings,”

13.            Amendment to Section 3.3.  Section 3.3 of the Purchase Agreement is hereby amended to read as follows:

“3.3         Reserved]”.

14.            New Sections 3.4 and 3.5.  Article III of the Purchase Agreement is hereby amended to add the following Sections 3.4 and 3.5:

“3.4        Conditions to Parties’ Obligation at Subsequent Closings.

 (a)            The obligation of Buyer to consummate the transactions contemplated by this Agreement at each Subsequent Closing Date is subject to the fulfillment of the following conditions as of the applicable Subsequent Closing Date, any of which can be waived by Buyer in its sole discretion:

 (i)             All required consultations with labor unions, works councils, and similar labor organizations in the applicable Subsequent Closing Jurisdiction shall have occurred, any requisite approvals or advice of each such body shall have been obtained.

 (ii)           All consents and approvals of third parties that are required for the transfer to Buyer and the Buying Affiliates of each Material Contract as set forth on Schedule 3.1(d) and Assumed Acquired Business Leases, in each case to be transferred at the applicable Subsequent Closing, and the entry into the Subleases (if any) in the applicable Subsequent Closing Jurisdiction, shall have been obtained (x) all on continuing terms and conditions no less favorable to Buyer than those in existence as of the date hereof and (y) without cost to Buyer;

 (iii)          All governmental and regulatory filings, authorizations and approvals that are required in the applicable Subsequent Closing Jurisdiction for the transfer and operation of the Purchased Assets to, and the assumption of the Assumed Liabilities by, Buyer and the Buying Affiliates and the consummation of the transactions contemplated hereby and by the applicable Affiliate Asset Purchase Agreement at the applicable Subsequent Closing shall have been duly made and obtained.

 (b)            On or prior to the applicable Subsequent Closing Date, each Party shall, or shall have caused the applicable Buying Affiliate (in the case of Buyer) or Selling Affiliate (in the case of Seller) to, have delivered to the other Party (or Buying Affiliate or Selling Affiliate, as the case may be), all of the following:

 (i)              copies of all third party, governmental and regulatory consents, approvals, filings, releases, etc. that have been obtained by the first Party in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents at the applicable Subsequent Closing in form and substance reasonably satisfactory to the other Party;

 (ii)             the applicable Affiliate Asset Purchase Agreement and each of the other Transaction Documents to which Buyer or a Buying Affiliate, on the one hand, and/or Seller or a Selling Affiliate, on the other hand, is to be party for purpose of consummating the applicable Subsequent Closing, duly executed by each such party thereto; and

 (iii)           such other documents or instruments as the other Party may reasonably request to effect the transactions contemplated hereby at the applicable Subsequent Closing.

(c)            Any condition specified in Section 3.4(b) may be waived by the Party to whose benefit the condition accrues; provided that no such waiver shall be effective against such Party unless it is set forth in a writing executed by such Party or if such Party agrees in writing to consummate the transactions contemplated by this Agreement at the applicable Subsequent Closing without the fulfillment of such condition.”

15.            Amendment to Section 9.1.  Section 9.1 of the Purchase Agreement is hereby amended to add the following subsection (i):

“(i)            Reporting of Operations after January 31, 2014.  With respect to local statutory accounting and income tax reporting on income from the post-January 31, 2014 operations in each country in which the Closing is deferred until after January 31, 2014, all beneficial rights in such income shall belong to the Buyer and the Buyer shall report such income on its income Tax return, and the Seller and Selling Affiliates shall not report such income on its income Tax return.  Buyer agrees that if upon a Tax audit Seller and Selling Affiliates is required to pay Tax on any post-January 31, 2014 income, Buyer shall indemnify Seller and Selling Affiliates for any Tax (plus penalties and interest) on such income and any Tax on the indemnity payment, determined after taking into account any related adjustments including any reduction in income and gain realized from the sale to Seller and the Selling Affiliates agreed to in the Tax audit with the Tax authority.  In the event the foregoing income tax reporting is not permitted under applicable law, Parties shall prepare the respective income Tax Returns, and pay income Taxes thereon, in accordance with applicable law, provided, however, Buyer shall reimburse Seller and the Selling Affiliates for any increase in such income Taxes actually paid arising solely as a result that the respective Subsequent Closing occurred on the Subsequent Closing Date rather than the Closing Date within fifteen (15) days of receipt of written notice and proof of filing of such Tax Returns and payment of such Taxes (may be provided via an Affidavit of Seller), plus an additional amount that the Parties reasonably agree to represent any additional income Taxes Seller and the Selling Affiliates are liable for by reason of receipt of such reimbursements.”

16.            Amendment to Section 9.4.  Section 9.4 of the Purchase Agreement is hereby amended to read as follows:

“9.4         Further Assurances.  Seller and Buyer shall, and shall cause each Selling Affiliate or Buying Affiliate, as applicable, to, prior to the Closing, for the Initial Closing Jurisdictions, or the applicable Subsequent Closing, for the Subsequent Closing Jurisdictions, execute and deliver the applicable Affiliate Purchase Agreement and such further instruments of conveyance and transfer and take such additional action as any other Party may reasonably request to effect, consummate, confirm or evidence the transfer (each such document a “Transfer Document” and collectively, the “Transfer Documents”, which term includes the Affiliate Asset Purchase Agreements).  In furtherance of, and without limiting, the foregoing, at each Subsequent Closing, Seller shall cause each of its Selling Affiliates that is transferring Purchased Assets at the Subsequent Closing, and Buyer shall cause each Buying Affiliate that is purchasing such Purchased Assets and assuming the applicable Assumed Liabilities at the Subsequent Closing, take such actions as are required to consummate the transactions at the applicable Subsequent Closing.  From and after the Closing, each of Seller and Buyer shall, and shall cause each Selling Affiliate or Buying Affiliate, as applicable, to, execute, acknowledge and deliver to the other Party (or such other Buying Affiliates or Selling Affiliates, the case may be), any and all documents or instruments, and shall take any and all actions, reasonably requested by such other Party from time to time, to confirm or effect the matters set forth herein, or otherwise to carry out the purposes of this Agreement and the transactions contemplated hereby.”

17.            Amendment to Section 9.9(e).  Section 9.9(e) of the Purchase Agreement is hereby amended to read as follows:

 “(e)            Employee Transition Services.  From and after the Closing until the applicable Employment Commencement Date for each Scheduled Employee, and subject to the terms and conditions of the Transition Services Agreement, Seller will perform, and cause the Scheduled Employees who have not yet commenced employment with Buyer or a Buying Affiliate to perform, the obligations under the Purchased Contracts and otherwise utilize the Purchased Assets in such a manner as directed by Buyer.  This Section 9.9(e) shall be deemed to be in furtherance of, and not limit in any way, the Parties’ respective obligations under Section 2.7 and Exhibit C and the Transition Services Agreement.”

18.            Amendment to Section 10.3.  Section 10.3 of the Purchase Agreement is hereby amended to read as follows:

“This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that, except as set forth in the next sentence, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of Seller and Buyer.  Each of Buyer and Seller, and their respective permitted assigns, may at any time, in its sole discretion and without the consent of the other Party, assign, in whole or in part, (a) their rights and obligations pursuant to this Agreement and the other Transaction Documents to one or more of its Affiliates, or (b) in the case of Buyer and its permitted assigns, its rights under this Agreement and the other Transaction Documents for collateral security purposes to any lender providing financing to Buyer, such permitted assign or any of their Affiliates, (Buyer, such assigns, and such Affiliates, collectively, the “Buyer Parties”) or to any representative or agent of any lender (any such lender, representative, or agent, a “Lender Party”), and, upon the occurrence and during the continuance of any event of default under the financing agreements between any such Lender Party and any of the Buyer Parties, such Lender Party may exercise any or all of the rights, interests, and remedies of any of the Buyer Parties under this Agreement or any Transaction Document, in each case, provided that no such assignment shall release any such Person of its obligations hereunder or thereunder, in each case, provided that no such assignment shall release any such Person of its obligations hereunder or thereunder.”

19.            Amendment to Section 10.14.  The first clause of Section 10.14 of the Purchase Agreement is amended to read as follows:
“Except as expressly provided in Article VIII or Section 10.3,”

20.            Amendment to Section 5.15 of the Disclosure Schedules.  Section 5.15 of the Disclosure Schedules is hereby supplemented by adding the three (3) contracts attached hereto as Schedule 5.15.

21.            Amendment to Schedule 2.1(a)(vii)(b) - Trademarks.  The registration number of the Uniface trademark identified as Class 42 is hereby amended from “356217” to read “283651”.

22.            Amendment to Schedule 2.1(a)(xiii).  The reference to “Schedule 2.1(a)(xiii) – Other Purchased Assets” and the corresponding Schedule are hereby amended to read “Schedule 2.1(a)(xv) – Other Purchased Assets”.

23.            General.  The word “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation” regardless of whether such words are included in some contexts but not others.  The provisions of Section 10.1 (Amendment and Waiver), 10.2 (Notices), 10.3 (as amended hereby) (Binding Agreement; Assignment), 10.4 (Severability), 10.5 (Construction), 10.6 (Captions), 10.8 (Counterparts), 10.9 (Governing Law), 10.11 (Consent to Jurisdiction), 10.12 (Delivery), 10.13 (Waiver of Jury Trial) and 10.14 (as amended hereby) (No Third Party Beneficiaries) of the Purchase Agreement shall apply to this Amendment mutatis mutandis.

24.            No Further Changes.  Except as expressly set forth in this Amendment, all other provisions of the Purchase Agreement remain unchanged and in full force and effect.  All references in the Purchase Agreement to the term “Agreement” shall refer to the Purchase Agreement, including the Schedules and Exhibits thereto, as amended hereby.

25.            Entire Agreement.  The Schedules identified in this Amendment are incorporated herein by reference.  The Purchase Agreement, as amended hereby, and the documents referred to herein and therein contain the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment, or has caused this Amendment to be executed by its respective officer thereunto duly authorized, all as of the day and year first above written.

BUYER:

M4 GLOBAL SOLUTIONS HOLDING BV

By:	/s/ HENDRICK - JAN WITSENBURG

Name: Hendrick - Jan Witsenburg

Title: Managing Director A

By:	/s/ STEVE JOHNSON

Name: Steve Johnson

Title: Managing Director B

SELLER:

COMPUWARE CORPORATION

By:	/s/ Joseph R. Angileri

Name:	Joseph R. Angileri

Its:	Chief Financial Officer and Treasurer

List of Schedules

Schedule 2.2(a)(ii) – Current Liabilities

Schedule 2.5 – Allocated Schedule

Schedule 5.15 – Product Warranties